Attachment to N-SAR Sub-Item 77C

On June 15, 2010, the Company held its annual meeting of stockholders where the following matters were approved by stockholders.  As of the record date of May 10, 2010 (the “Record Date”), the Company had 58,355,112 outstanding shares of common stock and 4,400,000 outstanding shares of mandatory redeemable preferred stock, each of which was entitled to cast one vote.  Represented in person or by proxy at this meeting were a total of 59,754,814 shares of common stock and mandatory redeemable preferred stock, constituting a quorum.

(i)
The election of Anne K. Costin and William H. Shea, Jr. as Class III directors, each to serve for a term of three years until the Company’s 2013 annual meeting of stockholders and until his or her successor is duly elected and qualified.

a.
The election of Ms. Costin required the affirmative vote of the holders of a majority of shares of the Company’s common stock and mandatory redeemable preferred stock outstanding as of the Record Date, voting together as a single class. On this matter, 58,593,395 shares were cast in favor, and 1,161,419 shares withheld authority in the election of Ms. Costin.

b.
The election of Mr. Shea required the affirmative vote of the holders of a majority of shares of the Company’s mandatory redeemable preferred stock outstanding as of the Record Date.  On this matter, 4,000,000 shares were cast in favor, and no shares withheld authority in the election of Mr. Shea.

As a result of the vote on this matter, Anne K. Costin and William H. Shea, Jr were each elected to serve as directors of the Company for a 3-year term.

Gerald I. Isenberg continued as a director, and his term expires on the date of the 2011 annual meeting of stockholders; Steven C. Good and Kevin S. McCarthy continued as directors, and their terms expire on the date of the 2012 annual meeting of stockholders.

(ii)	The ratification of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ended November 30, 2010.

Approval of this proposal required the affirmative vote of a majority of the votes cast by the holders of common stock and preferred stock outstanding as of the Record Date, voting together as a single class. For the purposes of determining whether the majority of the votes entitled to be cast by the common and preferred stockholders voting together as a single class has ratified PricewaterhouseCoopers LLP, each common share and each preferred share is entitled to one vote. For purposes of the vote on this proposal, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote.

On this matter, 59,243,573 shares were cast in favor, 236,008 shares were cast against, 1,555,236 shares abstained, and there were no broker non-votes.

As a result of the vote on this matter, the proposal has been approved.

Attachment to N-SAR Sub-Item 77C

(iii)
The approval of a proposal to authorize the Company to sell shares of its common stock at a net price less than net asset value per share, so long as the gross price (before underwriting fees and offering expenses) is above net asset value per share, effective for a period expiring on the date of the Company’s 2011 annual meeting of stockholders. Approval of this proposal required both of the following:

a.
The affirmative vote of a majority of all common stockholders of record as of the Record Date.  For the purpose of determining whether a majority of the common stockholders of record approved this proposal, abstentions and broker non-votes, if any, will have the effect of a vote against this proposal.  With respect to this requirement, 10 holders of common stock voted in favor, 3 holders of common stock voted against, 1 holder of common stock abstained, and there were no broker non-votes out of 32 total common stock holders.

b.
The affirmative vote of a majority of the votes cast by the holders of common stock and mandatory redeemable preferred stock outstanding as of the Record Date, voting together as a single class.  For the purpose of determining whether a majority of votes cast approved this proposal, abstentions and broker non-votes, if any, will have no effect on the outcome.  With respect to this requirement, 22,897,213 shares were cast in favor, 3,114,163 shares were cast against, 452,324 shares abstained, and there were 33,291,114 broker non-votes.

As a result of the vote on this matter, the proposal was not approved.